Exhibit 1

January 18, 2024

Nancy M. Taylor

Chairperson of the Board

LL Flooring Holdings, Inc.

4901 Bakers Mill Lane

Richmond, VA 23230

Charles Tyson

Chief Executive Officer

LL Flooring Holdings, Inc.

4901 Bakers Mill Lane

Richmond, VA 23230

Dear Ms. Taylor and Mr. Tyson:

Notice is hereby given that the offer set forth in our letter of November 14, 2023 to acquire all of the outstanding shares of common stock of LL Flooring Holding, LLC (the “Company”) for $3.00 per share is withdrawn in light of the Company’s demand that as a prerequisite to engaging with us, we enter into agreements that may hinder our ability to take actions designed to maximize the value of our investment in the Company.

Sincerely,

/s/ Thomas D. Sullivan

Thomas D. Sullivan

Sole Manager

F9 INVESTMENTS, LLC

/s/ John Jason Delves

John Jason Delves

Chief Executive Officer

CABINETS TO GO